                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         BANYAN MORTGAGE INVESTMENT FUND
--------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    06682P106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Kenneth L. Uptain, President
                               RGI Holdings, Inc.
                                U.S. Bank Centre
                           1420 5th Avenue, 42nd Floor
                         Seattle, Washington  98101-2333
                                 (206) 464-0200
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 October 1, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with the statement/ / . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           Exhibit Index is on Page 22

                                  SCHEDULE 13D

CUSIP No. 06682P106                                           Page 2 of    Pages
          ---------                                           ------------------


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

   Kjell I. Rokke
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  / /
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

   AF
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        / /
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   Norway
--------------------------------------------------------------------------------
    NUMBER OF                 7 SOLE VOTING POWER

     SHARES                     -0-
                             ---------------------------------------------------
  BENEFICIALLY                8 SHARED VOTING POWER

    OWNED BY                    7,626,666
                             ---------------------------------------------------
      EACH                    9 SOLE DISPOSITIVE POWER

   REPORTING                    -0-
                             ---------------------------------------------------
  PERSON WITH                10 SHARED DISPOSITIVE POWER

                                7,626,666
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   7,626,666
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   16.1%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 06682P106                                          Page 3 of    Pages
          ---------                                          ------------------


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

   RGI (Antilles) N.V.
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  / /
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

   AF
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        / /
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   Netherlands Antilles
--------------------------------------------------------------------------------
    NUMBER OF                 7 SOLE VOTING POWER

     SHARES                     -0-
                             ---------------------------------------------------
  BENEFICIALLY                8 SHARED VOTING POWER

    OWNED BY                    7,626,666
                             ---------------------------------------------------
      EACH                    9 SOLE DISPOSITIVE POWER

   REPORTING                    -0-
                             ---------------------------------------------------
  PERSON WITH                10 SHARED DISPOSITIVE POWER

                                7,626,666
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   7,626,666
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   16.1%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   HC,CO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 06682P106                                           Page 4 of    Pages
          ---------                                          ------------------


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

   RGI (Europe) B.V.
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  / /
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

   AF
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        / /
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   The Netherlands
--------------------------------------------------------------------------------
    NUMBER OF                 7 SOLE VOTING POWER

     SHARES                     -0-
                             ---------------------------------------------------
  BENEFICIALLY                8 SHARED VOTING POWER

    OWNED BY                    7,626,666
                             ---------------------------------------------------
      EACH                    9 SOLE DISPOSITIVE POWER

   REPORTING                    -0-
                             ---------------------------------------------------
  PERSON WITH                10 SHARED DISPOSITIVE POWER

                                7,626,666
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   7,626,666
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   16.1%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   HC,CO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 06682P106                                           Page 5 of    Pages
          ---------                                          ------------------


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

   RGI (Denmark) ApS
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  / /
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

   AF
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        / /
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   Denmark
--------------------------------------------------------------------------------
    NUMBER OF                 7 SOLE VOTING POWER

     SHARES                     -0-
                             ---------------------------------------------------
  BENEFICIALLY                8 SHARED VOTING POWER

    OWNED BY                    7,626,666
                             ---------------------------------------------------
      EACH                    9 SOLE DISPOSITIVE POWER

   REPORTING                    -0-
                             ---------------------------------------------------
  PERSON WITH                10 SHARED DISPOSITIVE POWER

                                7,626,666
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   7,626,666
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   16.1%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   HC,CO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 06682P106                                           Page 6 of    Pages
          ---------                                          ------------------


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

   Resource Group International Inc.
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  / /
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

   WC
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        / /
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   Washington
--------------------------------------------------------------------------------
    NUMBER OF                 7 SOLE VOTING POWER

     SHARES                     160,000
                             ---------------------------------------------------
  BENEFICIALLY                8 SHARED VOTING POWER

    OWNED BY                    7,466,666
                             ---------------------------------------------------
      EACH                    9 SOLE DISPOSITIVE POWER

   REPORTING                    160,000
                             ---------------------------------------------------
  PERSON WITH                10 SHARED DISPOSITIVE POWER

                                7,466,666
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   7,626,666
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   16.1%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   HC,CO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 06682P106                                           Page 7 of    Pages
          ---------                                          ------------------


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

   RGI Real Estate, Inc.
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  / /
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

   AF
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        / /
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   Washington
--------------------------------------------------------------------------------
    NUMBER OF                 7 SOLE VOTING POWER

     SHARES                     -0-
                             ---------------------------------------------------
  BENEFICIALLY                8 SHARED VOTING POWER

    OWNED BY                    7,466,666
                             ---------------------------------------------------
      EACH                    9 SOLE DISPOSITIVE POWER

   REPORTING                    -0-
                             ---------------------------------------------------
  PERSON WITH                10 SHARED DISPOSITIVE POWER

                                7,466,666
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   7,466,666
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        /x/

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   15.8%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   HC,CO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 06682P106                                           Page 8 of    Pages
          ---------                                          ------------------


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

   RGI Holdings, Inc.
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  / /
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

   AF
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        / /
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   Washington
--------------------------------------------------------------------------------
    NUMBER OF                 7 SOLE VOTING POWER

     SHARES                     7,466,666
                             ---------------------------------------------------
  BENEFICIALLY                8 SHARED VOTING POWER

    OWNED BY                    -0-
                             ---------------------------------------------------
      EACH                    9 SOLE DISPOSITIVE POWER

   REPORTING                    7,466,666
                             ---------------------------------------------------
  PERSON WITH                10 SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   7,466,666
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        /x/

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   15.8%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   CO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1.   SECURITY AND ISSUER.

This Statement relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Banyan Mortgage Investment Fund, a Delaware corporation ("Banyan"). The address of the principal executive offices of Banyan is 150 South Wacker Drive, Suite 2900, Chicago, Illinois 60606.

ITEM 2.   IDENTITY AND BACKGROUND.

This Statement is filed on behalf of:

          (1) Kjell I. Rokke ("Mr. Rokke"), a citizen of Norway and the owner of approximately 70.5% of the outstanding capital stock of RGI (Antilles) N.V., a Netherlands Antilles limited liability company ("RGI Antilles");

          (2)  RGI Antilles;

          (3) RGI (Europe) B.V., a Netherlands corporation and wholly-owned subsidiary of RGI Antilles ("RGI Europe");

          (4) RGI (Denmark) ApS, a Danish limited liability company and wholly-owned subsidiary of RGI Europe ("RGI Denmark");

          (5) Resource Group International Inc., a Washington corporation and wholly-owned subsidiary of RGI Denmark ("RGI International");

          (6) RGI Real Estate, Inc., a Washington corporation and wholly-owned subsidiary of RGI International ("RGI Real Estate"); and

          (7) RGI Holdings, Inc., a Washington corporation and 75%-owned subsidiary of RGI Real Estate ("RGI Holdings").

     RGI Antilles, RGI Europe, RGI Denmark, RGI International, RGI Real Estate and RGI Holdings are hereinafter collectively referred to as the "RGI Entities".

RGI Antilles is the ultimate parent holding company of numerous entities engaged in various businesses, including (1) seafood operations, (2) shipyard and material handling businesses, (3) the distribution of sporting goods, office supplies and other products, (4) the ownership and development of real estate and (5) finance operations. RGI Europe, RGI Denmark, RGI International and RGI Real Estate are intermediate holding companies for various entities engaged in such businesses. RGI Holdings was organized to serve as a holding company for investments in entities engaged in the ownership and development of real estate and related assets.


                               Page 9 of 22 Pages

     Mr. Rokke's business address is 83 Shirley Street, Nassau, Bahamas.

     The address of the principal business and principal offices of RGI Antilles is 6 John B. Gorsiraweg, Curacao, Netherlands Antilles.

     The address of the principal business and principal offices of RGI Europe is Kneuterdijk 15, 2524 EM, The Haag, The Netherlands.

     The address of the principal business and principal offices of RGI Denmark is Runsted Strandvej 62B, DK-2960 Rungsten Kyst, Denmark.

     The address of the principal business and principal offices of RGI International, RGI Real Estate and RGI Holdings is 1420 Fifth Avenue, 42nd Floor, Seattle, Washington 98101-2333.

     On October 1, 1996 RGI Antilles entered into a merger agreement with Aker ASA, a norwegian corporation. If the merger is approved by the shareholders of both RGI Antilles and Aker ASA, the RGI Antilles shareholders will own approximately 57% of the voting stock and 49.2% of the capital stock of the surviving corporation. Kjell I. Rokke will own approximately 38% of the voting stock and 33.3% of the capital stock of the surviving corporation.

          (a) - (c) & (f)

The following sets forth with respect to each Managing Director of RGI ANTILLES his or its name, residence or principal business address, and citizenship or place of organization:

               Kjell I. Rokke
               83 Shirley Street
               Nassau, Bahamas
               (Norwegian citizen)

               Bjorn R. Gjelsten
               Beddingen 20
               0250 Oslo, Norway
               (Norwegian citizen)

               Kenneth L. Uptain
               1420 5th Avenue, 42nd Floor
               Seattle, WA  98101-2333
               (U.S. citizen)

               David A. Herrick
               1420 Fifth Avenue, 42nd Floor
               Seattle, WA 98101-2333
               (U.S. citizen)


                               Page 10 of 22 Pages

               Bernt O. Bodal
               2025 First Avenue, Suite 900
               Seattle, WA  98121
               (U.S. citizen)

               MeesPierson Trust (Curacao) N.V.
               14 John B. Gorsiraweg
               P.O. Box 3889
               Curacao, Netherlands Antilles
               (Netherlands Antilles limited liability company)

The following sets forth with respect to each Managing Director of RGI EUROPE his or its name, residence or principal business address, and citizenship or place of organization:

               Kjell I. Rokke
               83 Shirley Street
               Nassau, Bahamas
               (Norwegian citizen)

               Bjorn R. Gjelsten
               Beddingen 20
               0250 Oslo, Norway
               (Norwegian citizen)

               MeesPierson Trust B.V.
               Kneuterdijk 15
               P.O. Box 188
               2501 AR The Hague
               The Netherlands
               (Netherlands corporation)

NOTE: RGI ANTILLES AND RGI EUROPE HAVE ENTERED INTO MANAGEMENT AGREEMENTS WITH MEESPIERSON TRUST (CURACAO) N.V. AND MEESPIERSON TRUST B.V., RESPECTIVELY, FOR THE PURPOSE OF LOCAL LEGAL REQUIREMENTS AND PRACTICAL NEEDS. UNDER NETHERLANDS ANTILLES LAW, A COMPANY CAN ONLY CARRY ON A BUSINESS IN THE NETHERLANDS ANTILLES IF SUCH A COMPANY HAS A RESIDENCE PERMIT. FOR AN OFFSHORE COMPANY, SUCH AS RGI ANTILLES, IT IS REQUIRED THAT THE COMPANY HAVE AT LEAST ONE MANAGING DIRECTOR THAT IS A RESIDENT OF THE NETHERLANDS ANTILLES. THROUGH THE APPOINTMENT OF MEESPIERSON TRUST (CURACAO) N.V., THIS REQUIREMENT HAS BEEN SATISFIED. MEESPIERSON TRUST (CURACAO) N.V., AS MANAGING DIRECTOR, PROVIDES A REGISTER OFFICE FOR RGI ANTILLES, AS WELL AS ADMINISTRATIVE AND CLERICAL SERVICES. THE LEGAL REQUIREMENTS IN THE NETHERLANDS ARE SUBSTANTIALLY SIMILAR. CONSEQUENTLY, MEESPIERSON TRUST B.V. SERVES AS A MANAGING DIRECTOR OF RGI EUROPE TO COMPLY WITH APPLICABLE LEGAL REQUIREMENTS AND ALSO PROVIDES SIMILAR ADMINISTRATIVE AND CLERICAL SERVICES.


                               Page 11 of 22 Pages

The following sets forth with respect to each director of RGI DENMARK his name, residence or principal business address, and citizenship:

               Kjell I. Rokke
               83 Shirley Street
               Nassau, Bahamas
               (Norwegian citizen)

               Bjorn R. Gjelsten
               Beddingen 20
               0250 Oslo, Norway
               (Norwegian citizen)

               Fleming Heegaard
               Runsted Strandvej 62B
               DK-2960 Rungsten Kyst
               Denmark
               (Danish citizen and an attorney in private practice)

The following sets forth with respect to each executive officer and director of RGI INTERNATIONAL his name, position(s) with such company, residence or principal business address, and citizenship:

               Kjell I. Rokke
               President and Director - RGI International
               83 Shirley Street
               Nassau, Bahamas
               (Norwegian citizen)

               Bjorn R. Gjelsten
               Vice President and Director - RGI International
               Beddingen 20
               0250 Oslo, Norway
               (Norwegian citizen)

               David A. Herrick
               Treasurer and Director - RGI International
               1420 Fifth Avenue, 42nd Floor
               Seattle, WA  98101-2333
               (U.S. citizen)


                               Page 12 of 22 Pages

               Bernt O. Bodal
               Director - RGI International
               2025 First Avenue, Suite 900
               Seattle, WA  98121
               (U.S. citizen)

               Kenneth L. Uptain
               Director - RGI International
               1420 5th Avenue, 42nd Floor
               Seattle, WA  98101-2333
               (U.S. citizen)

               Olav Revhaug
               Secretary - RGI International
               1420 Fifth Avenue, 42nd Floor
               Seattle, WA  98101-2333
               (Norwegian citizen)

The following sets forth with respect to each executive officer and director of RGI REAL ESTATE his name, position(s) with such company, residence or principal business address, and citizenship:

               Kenneth L. Uptain
               President and Director - RGI Real Estate
               1420 5th Avenue, 42nd Floor
               Seattle, WA  98101-2333
               (U.S. citizen)

               Kjell I. Rokke
               Vice President and Director - RGI Real Estate
               83 Shirley Street
               Nassau, Bahamas
               (Norwegian citizen)

               David A. Herrick
               Secretary and Treasurer - RGI Real Estate
               1420 Fifth Avenue, 42nd Floor
               Seattle, WA 98101-2333
               (U.S. citizen)


                               Page 13 of 22 Pages

               Jan Petter Storetvedt
               Director - RGI Real Estate
               Box 4538 Torshov
               0404 Oslo, Norway
               (Norwegian citizen and business executive)

The following sets forth with respect to each executive officer and director of RGI HOLDINGS his name, position(s) with such company, present principal occupation (if other than with the RGI Entities), principal business address, and citizenship:

               Kenneth L. Uptain
               President, Treasurer and Director - RGI Holdings
               1420 5th Avenue, 42nd Floor
               Seattle, WA  98101-2333
               (U.S. citizen)

               David A. Herrick
               Vice President and Secretary - RGI Holdings
               1420 Fifth Avenue, 42nd Floor
               Seattle, WA 98101-2333
               (U.S. citizen)

               Kjell I. Rokke
               Director - RGI Holdings
               83 Shirley Street
               Nassau, Bahamas
               (Norwegian citizen)

               Jan Petter Storetvedt
               Director - RGI Holdings
               Box 4538 Torshov
               0404 Oslo, Norway
               (Norwegian citizen and business executive)

          (d) - (e)

During the last five years, none of the RGI Entities and, to the best of their knowledge, none of their respective executive officers, directors and/or managing directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 14 of 22 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On each of the dates set forth below, RGI International acquired 160,000 shares of Banyan Common Stock for $0.46875 per share or an aggregate purchase price of $75,000. The source of funding for these acquisitions was the working capital of RGI International. The dates and number of shares purchased were as follows:

          1/19/96              2,600
          1/22/96              3,100
          1/23/96             74,300
          1/22/96             18,800
          1/25/96             10,800
          1/26/96              2,600
          1/29/96             18,500
          1/30/96              3,200
          1/31/96             26,100

The source of funding for RGI Holdings' acquisition of 7,466,666 shares of Banyan Common Stock on May 21, 1996 for $0.46875 per share or an aggregate of $3,500,000 was an intercompany loan made to it by RGI International. Interest at a rate of LIBOR plus 1% accrues and is payable quarterly, and all principal together with any accrued but unpaid interest is due and payable at the term of the loan. Such loan is unsecured. A copy of the promissory note is attached to this Schedule as Exhibit 2, and the above description is qualified in its entirety by reference to such Exhibit 2, which is incorporated herein by reference in its entirety.

ITEM 4.   PURPOSE OF TRANSACTION.

Pursuant to an Agreement and Plan of Merger dated as of April 12, 1996, as amended and restated as of May 20, 1996, and further amended as of September 17, 1996, by and among RGI Holdings, RGI U.S. Holdings, Inc., a wholly owned subsidiary of Holdings ("RGI/US"), and Banyan (the "Merger Agreement"): (i) on May 21, 1996 (the "Initial Closing") RGI Holdings purchased from Banyan in a private placement 7,466,666 shares of Banyan Common Stock at a purchase price of $.46875 per share, as a result of which RGI Holdings beneficially owns approximately 15.8% of the total outstanding capital stock of Banyan; (ii) RGI Holdings purchased from several institutional lenders for whom Morgens, Waterfall, Vintiadis & Co., Inc. acted as agent, a loan previously made to Banyan in the original principal amount of $20,500,000, the terms and conditions of which were modified by agreement of the parties to cure or waive certain defaults; and (iii) RGI Holdings purchased from Societe Generale, Southwest Agency, a loan previously made to Banyan in the original principal amount of $7,000,000, the terms and conditions of which were modified by agreement of the parties to cure or waive certain defaults.

Subject to the fulfillment of the terms and conditions set forth in the Merger Agreement, including stockholder approval of the merger, RGI/US will be merged with and into Banyan in accordance with the General Corporation Law of the State of Delaware and the Washington Business Corporation Act, the separate existence of RGI/US will cease, and


                               Page 15 of 22 Pages

Banyan will be the surviving corporation (the "Surviving Corporation"). In connection therewith, each of the 1,000 issued and outstanding shares of RGI/US common stock (all of which is held by RGI Holdings) will be converted into 4,386,986 newly-issued shares of Banyan Common Stock (the "Exchange Ratio").
The Exchange Ratio is subject to certain downward adjustments in the event of an decline in the value of RGI/US stock in an amount equal to or greater than 10%. Upon consummation of the Merger, assuming no adjustment to the Exchange Ratio, RGI Holdings (and the related RGI Entities) will beneficially own approximately 75% of the outstanding common stock of the Surviving Corporation.

A copy of the amendment to the Merger Agreement is attached to this Schedule as
Exhibit 4 and the above description of the Merger Agreement is qualified in its entirety by reference to Exhibit 1 (previously filed) and Exhibit 4, which are incorporated by reference in their entirety.

Pursuant to the Merger Agreement at the Initial Closing, Mr. Kenneth Uptain, the president and a director of both RGI/US and RGI Holdings, was elected to fill a vacancy on the Banyan Board of Directors. The Banyan Board of Directors also consists of Banyan's two outside directors, Messrs. Wallace Auch and Robert Ungerlieder. Mr. Uptain owns 1.21% of the outstanding stock of RGI Antilles and is a Managing Director of RGI Antilles, a Director of RGI International, and the President and a Director of RGI Real Estate.

Pursuant to the Merger Agreement, Banyan stockholders will also be asked to vote on amending Banyan's Certificate of Incorporation to reclassify, combine and convert each 25 issued and outstanding shares of Banyan Common Stock into one issued and outstanding share (the "Reverse Split") and to vote on adding an additional outside and inside director to the Board. If stockholders approve the amendments to the Surviving Corporation's Certificate of Incorporation and Bylaws, the Board of Directors will no longer be classified and all directors will be elected annually. Stockholders of Banyan will also vote on certain amendments to the Surviving Corporation's Certificate of Incorporation and Bylaws, including amending the Surviving Corporation's Bylaws to allow further amendments by a vote of the holders of a majority of outstanding shares as opposed to 80%.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)

Based upon the 39,822,304 shares of Banyan Common Stock outstanding as disclosed on Banyan's Quarterly Report in Form 10-Q for the Quarter ended March 31, 1996:

     RGI Holdings beneficially owns 7,466,666 shares of Banyan Common Stock, which constitutes approximately 15.8% of the outstanding shares of Banyan Common Stock; and


                               Page 16 of 22 Pages

     RGI Real Estate, as the owner of 75% of RGI Holdings, may be deemed to beneficially own the 7,466,666 shares of the Banyan Common Stock beneficially owned by RGI Holdings. Each of RGI Holdings and RGI Real Estate disclaims beneficial ownership of the 160,000 shares owned by RGI International, a parent entity and the filing of this Schedule shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Schedule.

     RGI International beneficially owns 160,000 shares of Banyan Common Stock, which constitutes approximately 0.34% of the outstanding shares of Banyan Common Stock; in addition, RGI International, as an intermediate parent holding company for RGI Holdings, may be deemed to beneficially own the 7,466,666 shares of Banyan Common Stock beneficially owned by RGI Holdings.

     Each of RGI Antilles, RGI Europe and RGI Denmark, as parent holding companies for RGI International (as well as Mr. Rokke, as the majority shareholder of RGI Antilles, the ultimate parent holding company), may be deemed to beneficially own the shares of Banyan Common Stock beneficially owned by RGI International and RGI Holdings, all of which constitutes 7,626,666 shares of Banyan Common Stock or approximately 16.1% of the outstanding shares of Banyan's Common Stock.

          (b)

RGI Holdings has sole power to vote and dispose of 7,466,666 shares of Banyan Common Stock. RGI Real Estate, as the 75%-parent corporation of RGI Holdings, may be deemed to share the power to vote and dispose of the 7,466,666 shares of Banyan Common Stock over which RGI Holding has sole voting and dispositive power.

RGI International has sole power to vote and dispose of 160,000 shares of Banyan Common Stock beneficially owned by it, and as a parent holding company of RGI Real Estate, may be deemed to share the power to vote and dispose of the 7,466,666 shares of Banyan Common Stock over which RGI Real Estate has shared voting and dispositive power.

Each of RGI Antilles, RGI Europe and RGI Denmark, as parent holding companies for RGI International (as well as Mr. Rokke, as the majority shareholder of RGI Antilles, the ultimate parent holding company), may be deemed to have shared power to vote and dispose of the 7,626,666 shares of Banyan Common Stock over which RGI International and/or RGI Holdings have sole or shared voting and dispositive power.

          (c)

Except as set forth in this Item 5, none of the RGI Entities nor to the best knowledge of the RGI Entities, any of their respective executive officers or directors has effected any transaction in shares of Banyan Common Stock during the past 60 days.


                               Page 17 of 22 Pages

          (d)

As more fully described in Item 6 below, RGI Holdings has pledged the Banyan Stock held by it to Fokus Bank ASA ("Fokus Bank") as security for a loan agreement. Upon an "Event of Default" under the loan agreement, Fokus Bank may receive all dividends from the 7,466,666 shares of Banyan Common Stock beneficially owned by RGI Holdings and could sell such Banyan Common Stock in accordance with applicable securities laws.

          (e)

Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described in Item 4, RGI Holdings presently anticipates that upon consummation of the proposed merger it will hold a 75% equity interest in Banyan.

RGI Holdings has pledged all of the 7,466,666 shares of Banyan Common Stock beneficially owned by it to Fokus Bank as security for a loan agreement between RGI Holdings and Fokus Bank. Upon the occurrence of an "Event of Default" under the loan agreement, Fokus Bank could vote the Banyan shares or sell such shares in accordance with applicable securities laws. A copy of the Pledge Agreement is attached to this Schedule as Exhibit 3 and this description of the Pledge Agreement is qualified in its entirety by reference to such Exhibit 3, which is incorporated by reference in its entirety.

Goodman Financial Services ("Goodman") has provided financial advisory services to RGI/US in connection with the acquisition of shares of Banyan and the Merger. On August 6, 1996 an agreement with Goodman Financial Services, Inc. was entered into and it is attached hereto as Exhibit 5 and incorporated by reference in its entirety.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

The following were filed as Exhibits to the initial Schedule 13D and are not restated pursuant to Rule 13d-2(c):

          Exhibit 1 Agreement and Plan of Merger among RGI/US, Holdings and Banyan, dated as of April 12, 1996 as amended and restated on May 20, 1996.
                              Incorporated by reference to Exhibit 2 (i) to the Banyan Current Report on Form 8-K filed on May 29, 1996.


                               Page 18 of 22 Pages

          Exhibit 2           Promissory Note for Initial Shares

          Exhibit 3           Stock Pledge Agreement

The following are filed herewith as Exhibits to this Amendment No. 1 to Schedule 13D:

          Exhibit 4 Amendment to Agreement and Plan of Merger among RGI/US, Holdings and Banyan, dated as of September 17, 1996. Incorporated by reference to Exhibit
                              2.1 to the Banyan Registration Statement on
                              Form S-4 filed on September 20, 1996. (File No. 333-12415)

          Exhibit 5 Professional Services Agreement dated August 6, 1996 between RGI/US, RGI Holdings and Goodman Financial Services, Inc.



                               Page 19 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated this 7th day of October, 1996

     /s/ Kjell I. Rokke
     ----------------------------------------
     Kjell I. Rokke


     RGI (Antilles ) N.V.

     By:   /s/ Kjell I. Rokke
        -------------------------------------
     Name: Kjell I. Rokke
     Its:  Managing Director


     RGI (Europe) B.V.

     By:    /s/ Kjell I. Rokke
        -------------------------------------
     Name:  Kjell I. Rokke
     Its:  Managing Director


     RGI (Denmark) ApS

     By:    /s/ Kjell I. Rokke
        -------------------------------------
     Name:  Kjell I. Rokke
     Its:  Director


     RESOURCE GROUP INTERNATIONAL, INC.

     By:    /s/ David A. Herrick
        -------------------------------------
     Name:  David A. Herrick
     Its:  Treasurer



                               Page 20 of 22 Pages

     RGI REAL ESTATE, INC.

     By:    /s/ Kenneth L. Uptain
        -------------------------------------
     Name:  Kenneth L. Uptain
     Its:  President



     RGI HOLDINGS, INC.

     By:    /s/ Kenneth L. Uptain
        -------------------------------------
     Name:  Kenneth L. Uptain
     Its:  President


                               Page 21 of 22 Pages

                                  EXHIBIT INDEX


                                                                    Sequential
     Exhibit                                                           Page
     Number                         Description                       Number
     -------                        -----------                     ----------

        1         Agreement and Plan of Merger among RGI/US,
                  Holdings and Banyan, dated as of April 12, 1996
                  as amended and restated as of May 20, 1996.
                  Incorporated by reference to Exhibit 2(i) to
                  Banyan Current Report on Form 8-K filed on May
                  29, 1996 (File No. 1-9885).                           -

        2         Promissory Note for Initial Shares                    *

        3         Stock Pledge Agreement                                *

        4         Amendment to Agreement and Plan of Merger among
                  RGI/US, Holdings and Banyan, dated as of
                  September 17, 1996.  Incorporated by reference
                  to Exhibit 2.1 to the Banyan Registration
                  Statement on Form S-4 filed on September 20,
                  1996. (File No. 333-12415)                            -

        5         Professional Services Agreement dated August 6,
                  1996 between RGI/US, RGI Holdings and Goodman
                  Financial Services, Inc.                              23

__________

* Filed as an exhibit to initial Schedule 13D and not restated pursuant to Rule 13d-2(c).

                         PROFESSIONAL SERVICES AGREEMENT
                              (BANYAN TRANSACTION)


     This Professional Services Agreement ("Agreement"), dated August 6, 1996, is entered into between RGI U.S. Holdings, Inc., a Washington corporation and RGI Holdings, Inc., a Washington corporation (collectively "RGI"), and Goodman Financial Services, Inc., a Washington corporation ("Goodman") to confirm the total remuneration ("Fee") to be paid to Goodman for services performed by Goodman related to RGI's acquisition of Banyan common stock and the proposed merger of RGI with Banyan Mortgage Investment Fund ("Banyan"), and the purchase of the Societe General Southwest Agency ("SoGen") and Morgens, Waterfall, Vintiadis & Company, Inc. ("Morgens") notes.

     WHEREAS Goodman performed professional services and business consulting services for RGI related to the purchase of Banyan common stock, the proposed merger of RGI with Banyan, and the purchase of the SoGen and Morgens notes; and

     WHEREAS the parties now want to memorialize the terms and amount of Fee that Goodman is to be paid for such services;

     NOW THEREFORE, in consideration of the foregoing and the terms and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

     1. FEE. RGI to pay Goodman a total fee the amounts herein below specified as complete and full payment for all services related to the purchase by RGI of Banyan common stock, the proposed merger of RGI with Banyan, and the purchase of the SoGen and Morgens notes by RGI. The Fee shall compensate Goodman in full for all services and shall be inclusive of any and all costs related to the Banyan transaction incurred by Goodman, Pinnacle Realty Management Company, Veronica C. Montgomery, Joseph P. Cange, or any of their employees, vendors, agents or subcontractors.

     2.   FEE PAYMENT TERMS.

          a. On the third day subsequent to the approval by Banyan shareholders of the merger with RGI, RGI shall pay Goodman the amount of Five Hundred Thousand Dollars ($500,000) less the funds currently paid to or on behalf of Joseph P. Cange reflected on Schedule A attached.

          b. On the third day subsequent to RGI's receipt of any break-up fee from Banyan, RGI shall pay Goodman the amount of Five Hundred Thousand Dollars ($500,000). Payment under this item "b" would be in lieu of payment under item "a" above less the funds currently paid to or on behalf of Joseph P. Cange reflected on Schedule A attached.

     3. COMPLETION OF SERVICES. RGI acknowledges and agrees that the services provided by or through Goodman with respect to the subject matter of this Agreement have been fully performed by Goodman, and RGI has no defense, offset, or counterclaim to the Fee or the payment of the Fee as provided herein.

     4. ATTORNEY FEES. In the event any party hereto finds it necessary to bring any suit, action, or proceeding at law to interpret, enforce or implement any of the terms or conditions hereof or by reason of any breach or default hereunder, the party prevailing in any such action or proceeding shall be paid all costs and reasonable attorney's feed by the non-prevailing party.

     5. GOVERNING LAW. This agreement shall be governed by and interpreted in accordance with the laws of the State of Washington.

     6. EXPENSES. Each of the parties shall bear its own expenses and the expenses of its counsel and other agents in connection with any costs related to this Agreement.

     7. ENTIRE AGREEMENT; AMENDMENT. This Agreement embodies the entire agreement between the parties related to this Agreement. This Agreement may not be modified in any manner whatsoever except by a written instrument signed by RGI and Goodman.

     8.   TIME.  Time is of the essence of this Agreement.

     9. EXECUTION. This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any party may execute this Agreement by transmitting a copy of its signature by facsimile to the other party. In such event the signing party shall deliver an original of the signature page to the other party within two business days of signing and failure to so deliver such original shall result in the facsimile copy of that party's signature being treated as an original.

     IN WITNESS WHEREOF, the undersigned parties have executed this Agreement as of the date and year first above written.

RGI U.S. HOLDINGS


By:    Kenneth L. Uptain                          Date:    August 20, 1996
     ------------------------------------                ---------------------

     Its:    President
          -------------------------------

RGI HOLDINGS, INC.


By:    Kenneth L. Uptain                          Date:    August 20, 1996
     ------------------------------------                ---------------------

     Its:    President
          -----------------------------

GOODMAN FINANCIAL SERVICES, INC.


By:     /s/                                       Date:    August 21, 1996
    -------------------------------------                ---------------------

     Its:    President
          -------------------------------

                                   SCHEDULE A

                           Disbursements to Joe Cange
                           for the Banyan Transaction



           Check     Check
            Date     Number      Payee          Amount
   -------------------------------------------------------------------------
           5/2/96     3974      Joe Cange      12,500.00    Per
                                                            Agreement
           5/31/96    1034      Joe Cange      12,500.00    Per
                                                            Agreement
           7/9/96     1044      Joe Cange       7,660.03    Travel
                                             -----------    Expenses

                                               32,660.03
                                             -----------
                                             -----------


                                        3